Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

rHealth Inc.
One Oak Park Drive, 2nd Floor
Bedford, MA 01730
https://www.rhealth.com/

Up to $1,234,999.56 in Series CF Convertible Preferred Stock at $1.29
Minimum Target Amount: $19,998.87

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: rHealth Inc.
Address: One Oak Park Drive, 2nd Floor, Bedford, MA 01730
State of Incorporation: DE
Date Incorporated: September 13, 2023

Terms:

Equity

Offering Minimum: $19,998.87 | 15,503 shares of Series CF Convertible Preferred Stock
Offering Maximum: $1,234,999.56 | 957,364 shares of Series CF Convertible Preferred Stock
Type of Security Offered: Series CF Convertible Preferred Stock
Purchase Price of Security Offered: $1.29
Minimum Investment Amount (per investor): $499.23

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in rHEALTH will receive 5% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $500+ within the first 2 weeks and receive 3% bonus shares + rHEALTH cap

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 3% bonus shares + rHEALTH cap

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares + rHEALTH t-shirt

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 6% bonus shares + rHEALTH t-shirt and cap

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 7% bonus shares + rHEALTH t-shirt and cap + Call with the Founder

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 9% bonus shares + Call with the Founder and name on Founders Club plaque, rHEALTH t-shirt and cap.

Early Bird Astronaut 7: Invest $100,000+ within the first 2 weeks and receive 10% bonus shares + an individual ticket for a Zero-G flight ($10K value) , call with the Founder and name on Founders Club plaque, + rHEALTH t-shirts (2) and caps (2)

Mid Campaign Perks:

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 8% bonus shares + rHEALTH t-shirt

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 7% bonus shares + rHEALTH t-shirt

Amount-Based Perks:

Pioneer Supporter: Invest $500+ and receive 2% bonus shares + rHEALTH cap

Innovator's Circle: Invest $1,000+ and receive 2% bonus shares + rHEALTH cap

Visionary Leader: Invest $5,000+ and receive 3% bonus shares + rHEALTH t-shirt

Executive Advocate: Invest $10,000+ and receive 4% bonus shares + rHEALTH t-shirt and cap

Impact Investor: Invest $25,000+ and receive 5% bonus shares + rHEALTH t-shirt and cap + Call with the Founder

Elite Partner: Invest $50,000+ and receive 7% bonus shares + Call with the Founder and name on Founders Club plaque, rHEALTH t-shirt and cap

Astronaut Partner: Invest $100,000+ and receive 8% bonus shares + individual ticket for a Zero-G flight (a $10K MSRPvalue) + call with the Founder and name on Founders Club plaque, + rHEALTH t-shirts (2) and caps (2).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

rHealth Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Convertible Preferred Stock at 1.29 / share, you will receive 110 shares of Series CF Convertible Preferred Stock, meaning you'll own 110 shares for $129. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

rHEALTH is a corporation that aims to revolutionize medical diagnostics by miniaturizing lab-quality testing into a portable format suitable for everyday use. The Company's business model includes sales of its diagnostic devices, software service fees, and consumable cartridge sales, all focused on empowering individual health monitoring in both terrestrial and space-based settings. rHEALTH's products are designed to provide rapid, lab-quality results from a single drop of blood, enabling actionable health decisions without the need for hospitals or physicians. The Company's technology was originally developed for use in space and has been demonstrated on the International Space Station, showcasing its ability to perform multiplexed sample analysis autonomously in zero gravity. This technology has since been adapted for consumer use with applications in pharmacies, urgent care, and point-of-care (POC) environments. rHEALTH's platform integrates advanced flow cytometry, small sample volume requirements, and health AI, creating a comprehensive diagnostic system. With its technology funded with over $20 million in funding from government and pharmaceutical sources and $3 million in equity investment, rHEALTH is well-capitalized to pursue commercial expansion. The Company holds 17 issued patents and has won multiple innovation awards including the Nokia Sensing XCHALLENGE and a finalist position in the Qualcomm Tricorder XPRIZE.

Competitors and Industry

The point-of-care diagnostics industry is a rapidly growing segment of the broader healthcare diagnostics market. The global diagnostics and patient monitoring market was $323 billion in 2023, with lab testing, point-of-care (POC), and patient monitoring at $224 billion. This includes chronic, urgent care, and wellness representing significant drivers. rHEALTH's initial hematology tests address a $16.2 billion serviceable obtainable market (SOM). rHEALTH operates within the expanding global diagnostics and patient monitoring market by offering a next-generation solution that brings lab-level testing to non-laboratory environments such as homes and pharmacies

The Company has several major competitors in the diagnostics market. Notable competitors include established companies such as Abbott, Roche, Siemens and newer companies such as Genalyte, Vital Bio, Truvian, and Osler. While these companies offer various diagnostic platforms, rHEALTH distinguishes itself with its space-tested technology, highly miniaturized architecture, and multiplexing capabilities that are 100 times more efficient in mass, volume, and power usage compared to rivals. This unique architecture enables rHEALTH to perform a wide array of tests from a single blood drop, setting it apart from the competition.

Current Stage and Roadmap

The Company's terrestrial diagnostic system, the rHEALTH Awesome, is currently in advanced stages of development, with the core technology being tested in space via the rHEALTH ONE, with successful demonstrations aboard the International Space Station. The rHEALTH Awesome has been transitioned from research prototypes to functional diagnostic systems ready for terrestrial use in pharmacies, urgent-care centers, and other POC settings.

The Company's efforts for the next few years will be focused on commercializing its technology for broader terrestrial applications, expanding market share in the POC diagnostics and patient-monitoring space, and enhancing its software and health AI platforms. Future milestones include further miniaturization, scaling up production, and launching additional diagnostic cartridges that expand test offerings. The Company also aims to integrate its platform with cloud-based health data systems to support preventive care and personalized health management.

The Team

Officers and Directors

Name: Eugene Y Chan, MD

Eugene Y Chan, MD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer and Director
  Dates of Service: October, 2023 - Present
  Responsibilities: I am the Founder and CEO of the Company.

Other business experience in the past three years:

- Employer: DNA Medicine Institute (DMI)
  Title: President, CSO
  Dates of Service: April, 2007 - Present
  Responsibilities: DMI is a contract science, engineering, and innovation company. Dr. Chan currently heads up the research and development activities.

Other business experience in the past three years:

- Employer: Abpro
  Title: Board member, co-founder, various roles
  Dates of Service: January, 2018 - January, 2024
  Responsibilities: Abpro is a publicly-listed drug development company with therapeutics for treating cancer. Dr. Chan had board and executive duties.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, lor other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series CF Convertible Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on a minimum of only $20,000 which will not be sufficient to cover the desired operational plan discussed in this filing. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders the Series CF Preferred Stock being issued in the current offering . In addition, if we need to raise more equity capital institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be a scalable product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured advanced prototypes for our diagnostic products. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The shares of Series CF Convertible Preferred Stock that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. Only the Company's Class B Common Stock, 100% of which is owned by Eugene Chan, has full voting rights. The Company's Series A Convertible Preferred Stock, of which Dr. Chan owns 67% of the shares, has limited voting rights. This means that Dr. Chan has 100% voting control over the Company's operations.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series CF Convertible Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, if another company wanted to acquire us through issuance of shares of their capital stock, such a transaction would be considered a securities offering that may require registration or may need to qualify for exemption from registration , (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other diagnostic companies. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
rHealth Inc. was formed as a corporation on September 13, 2023. Its predecessor was a limited liability company. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. rHealth Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our Company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on the expertise of Dr. Chan and our ability to attract, retain, and develop other highly skilled and qualified employees. As we grow, we will need to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As we are partly an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including de-identified, encrypted patient data and the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our

operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The transferability of the Securities you are buying is limited; your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions imposed under federal securities laws on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We have intellectual property that might be vulnerable to legal challenges
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may be subject to legal challenges.We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to challenges to its intellectual property.

Our ability to sell our product or service is dependent on outside government regulation, including the FDA, which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the diagnostic testing approvals, manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Our diagnostic products are subject to regulatory registration and clearances from the FDA, Europe, and other global regulatory bodies. Depending on the test, our diagnostic test system and test cartridges are subject to Europe's In Vitro Diagnostic Directive (IVDD) and FDA Registration, 510(k) clearances, and/or de novo classification. The Company also maintains an audited ISO 13485 quality system and these standards may change over time. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Our path to product commercialization may require multiple regulatory steps in order to attain market traction
Our products require regulatory registration, approvals, and clearances in order to be marketed broadly. This includes FDA Class I registration and CE Mark requirements for the rHEALTH Awesome test system, the first step to marketing our products. After this initial FDA registration and CE marking, we will need additional test-specific regulatory actions including 510k clearances, de novo classifications, and EU IVDR assessments. The initial tests for coagulation and blood counts will require these regulatory actions in order to be sold at point-of-care, home, and urgent care settings. Maintaining regulatory compliance, performing clinical validation, and submitting for regulatory actions are costly and lengthy for each test, each of which may require additional financing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
DMI (controlled by Eugene Chan)	2,000,000	Series A Convertible Preferred Stock	89.54%
DMI (controlled by Eugene Chan)	52,415,000	Class A Common Stock	
DMI (controlled by Eugene Chan)	19,060,000	Class B Common Stock	

The Company's Securities

The Company has authorized Series CF Convertible Preferred Stock, Series A Convertible Preferred Stock, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 957,364 of Series CF Convertible Preferred Stock.

Series CF Convertible Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Convertible Preferred Stock.

Material Rights

Dividend Rights:

Holders of Series CF Convertible Preferred Stock are entitled to receive dividends at a rate of 6% of the Original Issue Price ($1.29 per share, subject to adjustments) when, as, and if declared by the Board of Directors, and only from legally available funds and assets. These dividends must be paid prior to any dividends on other classes of stock, except for Common Stock dividends payable in Common Stock. However, the dividend right is non-cumulative—if dividends are not declared, no arrears accrue. Furthermore, the Company cannot declare or pay dividends on any other class or series of stock (other than Common Stock dividends payable in Common Stock) unless holders of the Series CF Convertible Preferred Stock simultaneously receive a dividend that is either equal to the economic value they would receive if their shares were converted to Common Stock, or in the case of non-convertible stock, an equivalent proportion based on the original issue prices. If dividends are declared on multiple classes on the same day, Series CF holders must receive the highest calculated amount among them.

Liquidation rights and preferences:

In the event of a voluntary or involuntary liquidation, dissolution, winding up, or a Deemed Liquidation Event of the Company, holders of Series CF Convertible Preferred Stock together with holders of the Company's Series A Convertible Preferred Stock are entitled to receive a liquidation payment before any distribution is made to holders of Common Stock. This payment to the holders of Series CF Preferred Stock will equal the greater of either (i) one times the Original Issue Price ($1.29) plus any declared but unpaid dividends or (ii) the amount they would receive if their shares were converted to Common Stock at the time of the event. If the Company's assets or consideration from a Deemed Liquidation Event are insufficient to pay the full Series CF Liquidation Amount to all Series CF holders, and the full Series A Liquidation Amount to all Series A holders and all Series A holders, the available proceeds are to be distributed on a proportional, or ratable, basis. After satisfying all preferential payments to Series CF holders, and Series A holders any remaining assets are distributed to Common Stockholders on a pro rata basis.

A Deemed Liquidation Event includes certain mergers, consolidations, or asset sales, particularly where there is a change in ownership such that current stockholders do not retain majority control post-transaction, or where substantially all assets of the Company and its subsidiaries are sold or disposed of. Series A holders can elect, by majority vote, to waive the treatment of such a transaction as a Deemed Liquidation Event. If a Deemed Liquidation Event occurs without a formal dissolution, the Company must notify Series CF and Series A holders within 90 days, offering them the right to require redemption of their shares. Upon such a request, the Company must use available proceeds to redeem Series CF and Series A shares at the applicable liquidation price within 150 days, subject to Delaware law. If funds are insufficient for full redemption, partial redemption must occur proportionally, with remaining redemptions completed as soon as lawfully permitted.

Any consideration not paid in cash will be valued at fair market value based on public trading activity or, if not publicly traded, as determined in good faith by the Board of Directors. If some of the consideration from a Deemed Liquidation Event is placed in escrow or made contingent, the initial portion is to be distributed per the normal liquidation preference rules, with any additional amounts distributed similarly upon their release or realization.

Series A Convertible Preferred Stock

The amount of security authorized is 2,975,000 with a total of 2,975,000 outstanding.

Voting Rights

Holders of Series A Convertible Preferred Stock generally have no voting rights, except as specifically provided. One such exception is their exclusive right, as a separate class, to elect one director to the Company's three-member Board of Directors. The other two directors are elected exclusively by holders of Class B Common Stock. Directors elected by a specific class may only be removed by that class, and any vacancy in such a directorship must be filled solely by the holders of the entitled class, either through a vote or written consent. A majority of the voting class constitutes a quorum for director elections. These special voting rights for Series A holders terminate when the number of outstanding Series A Convertible Preferred shares falls below 300,000, subject to adjustments for stock splits or similar recapitalizations.

Material Rights

Dividend Rights:

Holders of Series A Convertible Preferred Stock are entitled to receive dividends at a rate of 6% of the Original Issue Price ($1.00 per share, subject to adjustments) when, as, and if declared by the Board of Directors, and only from legally available funds and assets. These dividends must be paid prior to any dividends on other classes of stock, except for Common Stock dividends payable in Common Stock. However, the dividend right is non-cumulative—if dividends are not declared, no arrears accrue. Furthermore, the Company cannot declare or pay dividends on any other class or series of stock (other than Common Stock dividends payable in Common Stock) unless holders of the Series A Convertible Preferred Stock simultaneously receive a dividend that is either equal to the economic value they would receive if their shares were converted to Common Stock, or in the case of non-convertible stock, an equivalent proportion based on the original issue prices. If dividends are declared on multiple classes on the same day, Series A holders must receive the highest calculated amount among them.

Liquidation rights and preferences:

In the event of a voluntary or involuntary liquidation, dissolution, winding up, or a Deemed Liquidation Event of the Company, holders of Series A Convertible Preferred Stock, together with the holders of Series CF Preferred Stock are entitled to receive a liquidation payment before any distribution is made to holders of Common Stock. This payment to holders of Series A Preferred Stock will equal the greater of either (i) one times the Original Issue Price ($1.00 per share) plus any declared but unpaid dividends or (ii) the amount they would receive if their shares were converted to Common Stock at the time of the event. If the Company's assets or consideration from a Deemed Liquidation Event are insufficient to pay the full Series A Liquidation Amount to all Series A holders, and the full Series CF Liquidation Amount to all Series CF holders, the available proceeds are to be distributed on a proportional, or ratable, basis. After satisfying all preferential payments to Series A holders, any remaining assets are distributed to Common Stockholders on a pro rata basis.

A Deemed Liquidation Event includes certain mergers, consolidations, or asset sales, particularly where there is a change in ownership such that current stockholders do not retain majority control post-transaction, or where substantially all assets of the Company and its subsidiaries are sold or disposed of. Series A holders can elect, by majority vote, to waive the treatment of such a transaction as a Deemed Liquidation Event. If a Deemed Liquidation Event occurs without a formal dissolution, the Company must notify Series A holders and Series CF holders within 90 days, offering them the right to require redemption of their shares. Upon such a request, the Company must use available proceeds to redeem Series A shares and the Series CF shares at the respective liquidation prices within 150 days, subject to Delaware law. If funds are insufficient for full redemption, partial redemption must occur proportionally, with remaining redemptions completed as soon as lawfully permitted.

Any consideration not paid in cash will be valued at fair market value based on public trading activity or, if not publicly traded, as determined in good faith by the Board of Directors. If some of the consideration from a Deemed Liquidation Event is placed in escrow or made contingent, the initial portion is to be distributed per the normal liquidation preference rules, with any additional amounts distributed similarly upon their release or realization.

Class A Common Stock

The amount of security authorized is 68,025,000 with a total of 55,342,887 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The amount of Class A Common Stock outstanding does not include 4,623,361 shares reserved for issuance under the Company's Option Pool.

Dividends and Distributions

Holders of Class A and Class B Common Stock are entitled to equal treatment in all respects, other than voting. They share equally, on a per-share basis and without regard to class, in all dividends and distributions declared for Common Stock. Additionally, in any recapitalization of the Company, both classes must receive identical treatment on a per-share basis.

Liquidation rights and preferences

In the event of any liquidation, dissolution, or winding up of the Company, holders of Class A and Class B Common Stock will be treated equally on a per-share basis, regardless of class, after satisfying the rights of the Preferred Stock holders.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 19,060,000 outstanding.

Voting Rights

Each share of Class B Common Stock entitles its holder to one vote on all matters requiring stockholder approval, whether by vote at a meeting or by written consent.

Material Rights

Dividends and Distributions

Holders of Class A and Class B Common Stock are entitled to equal treatment in all respects other than voting. They share equally, on a per-share basis and without regard to class, in all dividends and distributions declared for Common Stock. Additionally, in any recapitalization of the Company, both classes must receive identical treatment on a per-share basis.

Liquidation rights and preferences

In the event of any liquidation, dissolution, or winding up of the Company, holders of Class A and Class B Common Stock will be treated equally on a per-share basis, regardless of class, after satisfying the rights of the Preferred Stock holders.

What it means to be a minority holder

As a minority holder of Series CF Convertible Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down (share ownership dilution), even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could also experience value dilution (also known as price dilution), with each share being worth less than before. The Company's charter documents include a weighted average anti-dilution calculation on conversion of the Series CF Preferred Stock into Class A Common Stock to account for possible price dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock (2023)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 55,342,887
  Use of proceeds: None — non-cash conversion
  Date: September 13, 2023
  Offering exemption relied upon: LLC member units converted to stock per Delaware law

- Name: Class B Common Stock (2023)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 19,060,000
  Use of proceeds: None — non-cash conversion
  Date: September 13, 2023
  Offering exemption relied upon: LLC member units converted to stock per Delaware law

- Name: Series A Preferred Stock (2023)
  Type of security sold: Equity
  Final amount sold: $2,975,000.00
  Number of Securities Sold: 2,975,000
  Use of proceeds: None – non-cash conversion
  Date: September 13, 2023
  Offering exemption relied upon: LLC member units converted to stock per Delaware law

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2025 was $1,200,000 grant revenue, compared to $800,000 in fiscal year 2024.

Cost of Sales

Cost of Sales for fiscal year 2025 was $0 compared to $0 in fiscal year 2024.

The Company's revenue is grant or contract funding. The Cost of Sales is what is required to obtain this grant funding and it varies from year-to-year.

Gross Margins

Gross margins for fiscal year 2025 were $1,200,000 compared to $800,000 in fiscal year 2024.

The increase is from grant funding from DMI.

Expenses

Expenses for fiscal year 2025 were $874,577 compared to $1,224,26 in fiscal year 2024.

The decrease for 2025 is less research and development expenses for development of our diagnostic test system.

Historical results and cash flows:

The Company is currently in the pilot production stage and revenue generating via grants and contracts. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our historical cash flows have been from grants and contracts which may vary over time. Past cash was primarily generated through government grants, corporate collaborations, equity investments, and loans.

Our goal is to attain FDA approvals so we can be on the path to generating product revenue in addition to grants, contracts, and collaboration revenue. The first step to being able to commercialize our technology is FDA Registration of our rHEALTH Awesome diagnostic test system as a Class I Medical Device. This will be followed by CE marking and test-specific approvals requiring FDA 510k clearance and EU notified body assessments under In Vitro Diagnostic Regulation (IVDR).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2026, the Company has cash on hand $28,679.49 and grants for $2,400,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available, mainly in the form of grants, in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 67.6% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum $5M funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $20,000, we anticipate the Company will be able to operate for 2.1 years based on grant and contract funding This is based on $100k per month for expenses related to clinical validation (40%), device verification (25%), manufacturing expansion (20%) and quality (15%). These expenses will be offset by anticipated revenue from committed grant funding and the amount raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2.5 years. This is based on a current monthly rate of $250k for expenses related to clinical validation, device verification, manufacturing expansion, and quality. These expenses will be offset by anticipated revenue from grants and contracts plus the maximum amount raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Reg D raises from accredited investors, non-dilutive government funding, and corporate partners.

Indebtedness

- Creditor: SBA EIDL
  Amount Owed: $1,971,500.00
  Interest Rate: 3.75%
  Maturity Date: October 26, 2051
  Collateral includes inventory, equipment, accounts, intangible assets, deposit accounts

- Creditor: Eugene Chan (Founder)
  Amount Owed: $1,097,051.38
  Interest Rate: 0.0%
  Maturity Date: December 31, 2029

Related Party Transactions

- Name of Entity: DNA Medicine Institute, Inc.
  Names of 20% owners: Eugene Chan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 2,000,000 equity investment
  Material Terms: Investment

- Name of Entity: DNA Medicine Institute, Inc.
  Names of 20% owners: Eugene Chan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: IP Assignment
  Material Terms: DMI has assigned key patents to rHEALTH for commercialization of its technology. DMI also holds founder shares in rHEALTH.

- Name of Entity: DNA Medicine Institute, Inc.
  Names of 20% owners: Eugene Chan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Lease
  Material Terms: rHEALTH leases space from DMI for a commercial space at One Oak Park Drive, Bedford, MA.

- Name of Entity: DNA Medicine Institute, Inc.
  Names of 20% owners: Eugene Chan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $962,095 as of December 31 2025
  Material Terms: Interest-free, unsecured loan

- Name of Entity: NEM LLC
  Names of 20% owners: Eugene Chan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $287,405 outstanding balance as of December 31, 2025.
  Material Terms: Interest-free, unsecured loan

- Name of Entity: DMI Nutraceuticals, Inc. (DMIN)
  Names of 20% owners: Eugene Chan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $13,800 outstanding balance as of December 31, 2025.
  Material Terms: Interest-free, unsecured loan

Valuation

Pre-Money Valuation: $99,817,474.23

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.87 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Legal/Accounting Fees
  92.5%
  This would be used to cover the costs incurred in this offering.

If we raise the over allotment amount of $1,234,999.56, we plan to use these proceeds as follows:

- StartEngine Platform Fees

7.5%

- Clinical Validation
  35.0%
  This will be used for conducting clinical trials at point-of-care and emergency settings, and home-use environments. This will support FDA Class I registrations and CE-mark approvals within 12-18 months of close of the funding round. This will generate real-world evidence for SaaS platform integration and predictive AI algorithms.

- Device Verification
  25.0%
  This will allow bench and simulated testing of diagnostic devices to verify robustness and precision. This will test multiplexed assay verification across consumable cartridges. This includes iterating hardware and firmware to ensure reliable home and POC operation. The will generate documentation for regulatory submissions for FDA and CE marking.

- Manufacturing
  20.0%
  This will be used to scale production lines for the rHEALTH Awesome and SKYE Sensor devices. This includes acquiring precision microfluidics and laser-based manufacturing equipment. Cleanroom and lab space will be expanded per ISO 13485 requirements. Technicians will be hired and trained for high-throughput, consumer-ready device production.

- Quality Assurance & Quality Control
  12.5%
  Implementing ISO 13485-compliant QA/QC protocols for handheld blood diagnostic devices. Routine validation of device accuracy against lab-standard benchmarks. Software QA testing for the AI-driven health interpretation platform. Audit preparation and certification maintenance for FDA Class I and CE-mark compliance.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rhealth.com/ (https://www.rhealth.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rhealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR rHealth Inc.

[See attached]

rHEALTH, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: rHEALTH, Inc. Management

We have reviewed the accompanying financial statements of rHEALTH, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 9, 2026

RHEALTH, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Asset:			
Cash and Cash Equivalents	$	10,930	52,074
Total Current Assets		10,930	52,074
Non-Current Assets:			
Fixed Assets - net		29,432	58,865
Intangible Assets - net		3,668	-
Loans Receivable - Related Party		1,263,300	821,765
Right of Use Asset		1,639,196	97,957
Total Non-Current Assets		2,935,596	978,587
TOTAL ASSETS	$	2,946,526	1,030,661
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	33,251	92,260
Accrued Expenses		143,803	148,917
Payroll Liabilities		38,209	-
Lease Liability - Current		225,853	111,545
Total Current Liabilities	$	441,116	352,722
Non-Current Liabilities:			
Loans Payable - Related Party	$	1,097,051	863,900
Loans Payable		1,971,500	1,971,500
Lease Liability - Non-Current		1,348,542	-
Total Non-Current Liabilities	$	4,417,093	2,835,400
TOTAL LIABILITIES		4,858,209	3,188,122
EQUITY			
Common Stock: Class A	$	5,534	5,534
Common Stock: Class B		1,906	1,906
Preferred Stock: Series A		298	298
Additional Paid-in Capital		1,025,557	975,027
Accumulated Deficit		(2,944,978)	(3,140,226)
TOTAL EQUITY	$	(1,911,683)	(2,157,461)
TOTAL LIABILITIES AND EQUITY	$	2,946,526	1,030,661

See Accompanying Notes to these Unaudited Financial Statements

RHEALTH, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
General and Administrative	$	191,533	125,282
Professional Fees		84,989	21,415
Payroll		278,654	649,919
Research and Development		105,709	187,786
Operating Lease Expense		182,481	168,707
Taxes & Licenses		1,779	2,691
Depreciation		29,432	29,433
Total Operating Expenses		**874,577**	**1,185,233**
Total Income from Operations	$	**(874,577)**	**(1,185,233)**
Other Income (Expense)			
Other Income	$	1,200,000	800,000
Interest Expense		(121,812)	(73,931)
Other Expenses		-	-
Total Other Income (Expense)		**1,078,188**	**726,069**
Net Income	**$**	**203,611**	**(459,164)**

See Accompanying Notes to these Unaudited Financial Statements

RHEALTH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock: Class A		Common Stock: Class B		Preferred Stock: Series A			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/24	55,342,887	5,534	19,060,000	1,906	2,975,000	298	997,747	(2,714,409)	(1,708,924)
Additional Paid-in Capital	-	-	-	-	-	-	(22,720)	-	(22,720)
Prior Period Adjustment	-	-	-	-	-	-	-	33,347	33,347
Net income (loss)	-	-	-	-	-	-	-	(459,164)	(459,164)
Ending balance at 12/31/24	55,342,887	5,534	19,060,000	1,906	2,975,000	298	975,027	(3,140,226)	(2,157,461)
Additional Paid-in Capital	-	-	-	-	-	-	50,530	-	50,530
Prior Period Adjustment	-	-	-	-	-	-	-	(8,363)	(8,363)
Net income (loss)	-	-	-	-	-	-	-	203,611	203,611
Ending balance at 12/31/25	55,342,887	5,534	19,060,000	1,906	2,975,000	298	1,025,557	(2,944,978)	(1,911,683)

See Accompanying Notes to these Unaudited Financial Statements

RHEALTH, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	203,611	(459,164)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation and Amortization		29,581	29,431
Prior Period Adjustment		(8,363)	33,347
Right of Use Asset		(1,541,239)	165,479
Accounts Payable		(59,009)	91,220
Accrued Expenses		(5,114)	(17,428)
Lease Liability		1,462,850	(188,772)
Payroll Liabilities		38,209	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(83,085)	113,277
Net Cash provided by (used in) Operating Activities	$	120,526	(345,887)
INVESTING ACTIVITIES			
Acquisition of Intangible Assets	$	(3,816)	-
Net Cash used in Investing Activities	$	(3,816)	-
FINANCING ACTIVITIES			
Loans Payable - Related Party	$	233,151	292,089
Loans Receivable - Related Party		(441,535)	99,322
Additional Paid-in Capital		50,530	(22,720)
Net Cash provided by (used in) Financing Activities	$	(157,854)	368,691
Cash at the beginning of period		52,074	29,270
Net Cash increase (decrease) for period	$	(41,144)	22,804
Cash at end of period	$	10,930	52,074

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	121,812.00	73,931.00
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

rHEALTH, Inc. ("the Company") was formed in Delaware on September 13th, 2023 from the conversion and merger of rHEALTH, LLC (formerly DMI Dx, LLC which was formed in Delaware on August 15th, 2010) and rHEALTH Corporation (formerly Acclaris Corporation which was formed in Massachusetts on May 21st, 2014). The Company is a research and development–stage biotechnology firm focused on advancing FDA clearance for its innovative hematology blood testing and vital signs monitoring technologies. The Company's headquarters is in Bedford, Massachusetts. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $10,930 and $52,074 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Lab Equipment	5	210,919	210,919
Less: Accumulated Depreciation		(181,488)	(152,055)
Totals		**29,432**	**58,865**

Intangible Assets – Patents and Trademark

The Company capitalizes legal and registration costs incurred to obtain patents and trademarks, which are recorded as intangible assets and amortized on a straight-line basis over their estimated useful lives. The estimated useful life of these intangible assets is determined based on the expected period of economic benefit, which is not expected to exceed their legal life. Amortization expense is recognized in the statement of operations within depreciation and amortization expense. The carrying amount of patents and trademarks was approximately $3,816 as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

In addition, funding from its affiliate, DNA Medicine Institute, Inc., is recognized as revenue when received from sales that support ongoing research and development activities. See Note 3.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due from Related Parties

On December 31, 2024, the Company formalized prior non-interest-bearing advances to NEM, LLC into an interest-free, unsecured loan agreement totaling 309,000. The outstanding balances due from NEM, LLC were 287,405 and 309,000 as of December 31, 2025 and 2024, respectively.

On December 31, 2024, the Company formalized prior non-interest-bearing advances to DMI Nutraceuticals, Inc. into an interest-free, unsecured loan agreement totaling 13,800. The outstanding balance due from DMI Nutraceuticals, Inc. was 13,800 as of both December 31, 2025 and 2024.

On December 31, 2024, the Company formalized prior non-interest-bearing advances to DNA Medicine Institute, Inc. into an interest-free, unsecured loan agreement totaling 442,060. The outstanding balances due from DNA Medicine Institute, Inc. were 962,095 and 442,060 as of December 31, 2025 and 2024, respectively.

Due to Related Parties

On December 31, 2024, the Company formalized prior non-interest-bearing advances from CEO Eugene Chan into an interest-free, unsecured loan agreement. The outstanding balances due to Eugene Chan were $1,097,051 and $863,900 as of December 31, 2025 and 2024, respectively. See Note 5.

Revenue Recognized from Related Parties

Funding from the Company's affiliate, DNA Medicine Institute, Inc., is recognized as revenue when received from sales that support ongoing research and development activities.

Related Party Lease Agreement

The Company leases its facility at One Oak Park Drive, Bedford, Massachusetts, from DNA Medicine Institute, Inc., a related party controlled by the Company's CEO. The leasing relationship initially began under a fixed-rent sublease dated January 1, 2019, which provided for annual rent of 300,000, and was subsequently governed by an oral month-to-month arrangement that commenced on or about January 1, 2020 and provided for monthly rent of 16,000. Both of these earlier arrangements have been superseded by a formal net sublease dated July 10, 2025, with a lease commencement date of August 1, 2025. Under the current sublease, the Company leases approximately 8,000 square feet of space on the second floor of One Oak Park Drive for a 10-year term ending July 31, 2035, at base rent of 22 per square foot per year on a triple-net basis, subject to 3% annual escalations, plus additional payments for common area maintenance and real estate taxes.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. The Company entered into commercial lease agreements for rental space:

Throughout the period ended December 31, 2025, the Company occupied commercial space at One Oak Park Drive, Bedford, Massachusetts, under a lease agreement with DNA Medicine Institute, Inc., a related party.

Although the arrangement was previously month-to-month, it met the criteria for lease capitalization under ASC 842, and in 2024 the Company recognized a right-of-use asset and lease liability for this agreement. During 2025, the parties executed a formal sublease dated July 10, 2025, with a lease commencement date of August 1, 2025, providing for fixed monthly base rent and additional payments for common area maintenance and real estate taxes.

	Year Ending
Lease expense	2025-12
Operating lease expense	182,481
Total	182,481
Other Information	
Operating cash flows from operating leases	231,096
ROU assets obtained in exchange for new operating lease liabilities	1,664,991
Weighted-average remaining lease term in years for operating leases	9.58
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	4.23%
Maturity Analysis	Operating
2026-12	286,218
2027-12	189,055
2028-12	194,724
2029-12	200,564
2030-12	206,586
Thereafter	791,639
Total undiscounted cash flows	1,868,786
Less: present value discount	(294,391)
Total lease liabilities	1,574,395

NOTE 5 – LIABILITIES AND DEBT

SBA Loan: On October 11, 2021, the Company entered into a loan agreement for 1,971,500 with a fixed interest rate of 3.75% and a maturity date of October 31, 2051. Under the terms of the agreement, payments were deferred for 24 months from the loan date, during which interest continued to accrue and no principal payments were required. During 2025, the Company made interest payments totaling 121,812 but did not repay any principal. The outstanding principal balance on this loan was 1,971,500 as of December 31, 2025 and 2024, and there was no accrued but unpaid interest outstanding on the SBA loan as of December 31, 2025.

Loan Payable - Related Party: On December 31, 2024, the Company entered into a formal loan agreement with CEO Eugene for the total loan amount of $863,900, representing prior advances recorded in the Company's books. The loan is interest-free and unsecured, with repayment terms that are flexible and subject to mutual agreement between the parties, provided that full repayment occurs no later than December 31, 2029, unless otherwise agreed in writing. The loan may be prepaid at any time without penalty. During 2025, the Company received additional advances of $236,000 and made repayments of $13,000. The balance of this loan was $1,097,051 and $863,900 as of December 31, 2025 and 2024, respectively. See Note 3.

Debt Summary

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
SBAD Loan	1,971,500	3.75%	10/11/2051	-	1,971,500	1,971,500	148,917	-	1,971,500	1,971,500	166,345
Loan due to E. Chan	Multiple Advances	0.00%	12/31/2029	-	1,097,051	1,097,051	-	-	863,900	863,900	-
Total				-	**3,068,551**	**3,068,551**	**148,917**	-	**2,835,400**	**2,835,400**	**166,345**

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	-
2027	-
2028	-
2029	1,097,051
2030	-
Thereafter	1,971,500

NOTE 6 – EQUITY

<u>Common Stock: Class A</u>

The Company has authorized 63,025,000 Class A common shares with a par value of $0.0001 per share. 55,342,887 shares were issued and outstanding as of December 31, 2025 and 2024.

Voting: Common stockholders are not entitled to vote.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

<u>Common Stock: Class B</u>

The Company has authorized 20,000,000 Class B common shares with a par value of $0.0001 per share. 19,060,000 shares were issued and outstanding as of December 31, 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

<u>Convertible Preferred Stock: Series A</u>

The Company has authorized 2,975,000 Series A convertible preferred shares with a par value of $0.0001 per share. 2,975,000 shares were issued and outstanding as of December 31, 2025 and 2024.

Voting: Holders of Series A Convertible Preferred Stock have limited voting rights. They may elect one director of the Company, voting exclusively as a separate class.

Dividends: Holders are entitled to non-cumulative dividends at 6% of the original issue price ($1.00 per share), if and when declared by the Board of Directors, and in preference to any dividends on common stock. No dividends or distributions can be paid to junior stock classes unless Series A holders first receive equivalent or proportional dividends based on their conversion rights. As of December 31, 2025 and 2024, no dividends had been declared.

Redemption: In the event of a Deemed Liquidation Event, and at the written election of the Requisite Holders of the Series A Convertible Preferred Stock, Series A holders may compel the corporation to redeem their shares for the liquidation amount if the event is not followed by dissolution within 90 days. Redemption is at the Series A Liquidation Amount and may be funded from available proceeds, with redemptions made proportionally if insufficient funds exist. Redemption is subject to the Corporation's available proceeds and Delaware law.

Conversion: Holders of Series A Convertible Preferred Stock have the right to convert their shares into Class A Common Stock at any time at a rate of one-for-one, subject to adjustments for stock splits, dividends, or similar recapitalizations. Conversion may occur voluntarily at the election of the shareholder or automatically upon certain qualifying events. Holders of Series A Convertible Preferred Stock receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Series A Common Stock held by such holders. For this purpose each holder of shares of Series A Convertible Preferred Stock will be treated as holding the greatest whole number of shares of Class A Common Stock then issuable upon conversion of all shares of Series A Convertible Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive the greater of:

1. the original issue price plus unpaid declared dividends, or
2. the amount payable if converted to common stock before any distribution to common shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

15 DAYS LEFT

Invest in rHEALTH

Space-validated diagnostics in your hands

rHEALTH is a med-tech company developing a space-validated blood diagnostics platform for consumer and point-of-care use, with $23M in funding to date.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



rHEALTH
Your Health, Anywhere
Our rHEALTH ONE blood sensor on the International Space Station with astronaut Samantha Cristoforetti. For space and commercial applications only, currently available under partnership agreements.
Invest Now! start engine

$201,786.62 Raised

Get Equity
$1.29 Per Share

RAISED	INVESTORS
$201,786.62	62
MIN INVEST	VALUATION
$499.23	$99.82M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

1. Solving Access to Healthcare Diagnostics

rHEALTH is being designed to enable rapid, lab-quality blood diagnostics from a single drop, aiming to decentralize and improve access to health information without needing hospitals. The solution includes multiplexing diagnostics via nanoscale test strips, hardware, consumables, and AI-driven software interpretation. Tests conventionally performed in central lab settings can be performed by the rHEALTH platform. These include blood counts, biomarkers, chemistry, coagulation, and nucleic acid tests.*

2. Expert-Led Team with NASA Collaboration

Led by Harvard/MIT-trained MD Eugene Chan, rHEALTH has partnered with NASA, NIH, and major institutions. This is a proven team that has developed and engineered the rHEALTH technologies for both the XPRIZE and space station. The team has regulatory expertise in ISO 13485, required for attaining FDA and CE mark approvals.* This team is experienced in establishing multi-million dollar collaborations with the government and pharma.

3. Validated and Funded Platform

Backed by $23M in funding and tested on the International Space Station, rHEALTH has 17 issued patents. We believe this validation lowers the execution risk at a stage where many space-focused companies have to prove their mettle. Successful operation on the space station puts the tech in a position to keep astronauts healthy on the way to Mars and all of us in our homes and point-of-care settings.

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market. Statements made about product performance and government approvals are forward-looking and there is no assurance that regulatory approval will occur.*

TEAM



Eugene Y Chan, MD • CEO, Principal Accounting Officer and Director

Physician-inventor honored by Esquire, MIT Technology Review and XPRIZE, with 60+ patents and work subject to > $200M+ in deals, exits; Harvard MD and summa cum laude Harvard graduate.

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Jamie Cheng • Assay QC Manager

Leads assay QA and ISO 13485 compliance for IVD design; biochemistry graduate from Boston College.

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Marcus Atkin • Industrial Designer

Designer of the rHEALTH device lineup with a background in medical product development and usability-focused engineering with experience at Philips, IDEO, and Dyson.

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Dexter Eames • Hardware Engineer

MIT-trained engineer behind all rHEALTH hardware platforms, including the ISS-validated diagnostic units.

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Samuel Bearg • Software Engineer

Instrumentation software engineer pivotal to XPRIZE wins and space-flown hardware; conducted advanced quantum dots research at UMass Amherst.

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The Momentum
$20M
NASA, NIH, pharma past funding for tech
$3M
Equity financing
$3M
Committed NIH funding for blood tests
1 yr
Projected timeline to attain first FDA Registration*
1st
Place Winning Technology of $2.25M Nokia XPRIZE
1st
In space, dual-laser, 5 channel cytometer
1
Drop of sample required
1
Trademark
17
Issued patents

**Statements regarding the anticipated timeline to obtain FDA registration are forward-looking statements based on current expectations and assumptions. FDA review timelines are inherently uncertain and depend on numerous factors outside the Company's control, including regulatory requirements, completeness of submissions, clinical or analytical data requirements, and feedback from the FDA. There can be no assurance that FDA registration will be obtained within the stated timeframe, or at all.*


rHEALTH

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

THE PITCH

rHEALTH has developed a portable diagnostic platform originally designed for space that is now being adapted for everyday healthcare use. Using only a single drop of blood, its multiplexed testing capabilities aim to deliver lab-quality results in minutes through a handheld device and an AI-powered app. rHEALTH is a med-tech company developing a space-validated blood diagnostics platform for consumer and point-of-care use, with $23M in funding to date.



Results
Ca2+
Na+
Vitals Patch
NASA
Laser excitation

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

THE PROBLEM & OUR SOLUTION



The Problem
4.5 billion people
Have limited access to healthcare and diagnostic testing
194 million US adults
Have a chronic condition that needs some diagnostic testing
1-3 days
Average time for a lab result
~3-14 days
To get physician interpretation
Sources: World Health Organization (WHO), Centers for Disease Control (CDC)

Access to diagnostic testing remains centralized, requiring clinical labs, phlebotomists, and specialized equipment. This creates barriers to early detection, monitoring, and routine care—especially in remote, underserved, or home settings.

rHEALTH addresses this by integrating miniaturized flow cytometry, AI, and multiplexed assay technology into a handheld device. Its "rHEALTH Awesome" system allows rapid, decentralized testing across biomarkers, small molecules, and nucleic acids using a single drop of blood. The core technology was validated by NASA aboard the ISS. Together with its vitals monitoring device, the SKYE Sensor, and health AI, this platform is designed to provide full autonomous health diagnostic information in the confines of space or anywhere else. The goal is to bring this space-based technology to the point-of-care, including pharmacies, urgent care centers, and homes.


Healthcare in Minutes: Our Solution
Using our space technology, our Earth-based system offers:
Advanced blood & vitals diagnostics
Multiple tests from a small blood sample
AI-powered physician guidance
Results & interpretation in minutes, not days
rHEALTH
rHEALTH Awesome
Cartridge
Health AI App
SKYE Vitals Sensor

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

THE MARKET & OUR TRACTION

rHEALTH targets multiple diagnostics and patient monitoring markets:


rHEALTH's Market is $323B
TAM
$323B
SAM
$224B
SOM
$16.2B
All Global Diagnostics & Patient Monitoring Devices
Lab Testing, Point-of-Care & Patient Monitoring Devices
Complete Blood Count, Coagulation Tests + 10% of Patient Monitoring
Sources: Data Bridge Market Research, Grand View Research, Globe Newswire, Markets & Markets, Business Research Company, Growth Market Reports

- $323B Total Addressable Market (TAM) includes global diagnostics & monitoring market (2023), projected to exceed $400B by 2030
- $224B Serviceable Addressable Market (SAM) includes global lab testing, point-of-care & patient monitoring devices
- $16.2B Serviceable Obtainable Market (SOM) includes initial hematology focus including complete blood count, coagulation analysis, and 10% of the patient monitoring market.


Did You Know?
500 Million
Complete Blood Count tests are run each year just in the US
Our 15-parameter blood count is one of our first tests, designed to be accessible anywhere for patients with blood conditions.

- One of our initial tests is the Complete Blood Count. It is the most ordered test in the world each year.
- On-orbit demonstrations on the International Space Station
- Finalist in the $10M Qualcomm Tricorder XPRIZE
- Winner of $2.25M Nokia Sensing XCHALLENGE
- 17 issued patents
- Over $20M in non-dilutive funding from NASA, NIH, and pharma partners, with $3M in equity capital raised.



**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

WHY INVEST

rHEALTH brings space-grade diagnostics into everyday life with a platform designed for consumer and point-of-care use. Backed by NASA and built by an experienced team, it aims to reshape where and how diagnostics happen.

ABOUT

HEADQUARTERS

One Oak Park Drive, 2nd Floor
Bedford, MA 01730

WEBSITE

View Site

rHEALTH is a med-tech company developing a space-validated blood diagnostics platform for consumer and point-of-care use, with $23M in funding to date.

TERMS

rHEALTH

Overview

PRICE PER SHARE
$1.29

VALUATION
$99.82M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.23

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.56

SHARES OFFERED
Series CF Convertible Preferred Stock

MIN NUMBER OF SHARES OFFERED
15,503

MAX NUMBER OF SHARES OFFERED
957,364

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,946,526	$1,030,661
Cash & Cash Equivalents	$10,930	$52,074
Accounts Receivable	$0	$0
Short-Term Debt	$441,116	$352,722
Long-Term Debt	$4,417,093	$2,835,400
Revenue & Sales	$1,200,000	$800,000
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$203,611	-$459,164

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in rHEALTH will receive 5% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $500+ within the first 2 weeks and receive 3% bonus shares + rHEALTH cap

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 3% bonus shares + rHEALTH cap

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares + rHEALTH t-shirt

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 6% bonus shares + rHEALTH t-shirt and cap

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 7% bonus shares + rHEALTH t-shirt and cap + Call with the Founder

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 9% bonus shares + Call with the Founder and name on Founders Club plaque, rHEALTH t-shirt and cap.

Early Bird Astronaut 7: Invest $100,000+ within the first 2 weeks and receive 10% bonus shares + an individual ticket for a Zero-G flight ($10K value) , call with the Founder and name on Founders Club plaque, + rHEALTH t-shirts (2) and caps (2)

Mid Campaign Perks:

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 8% bonus shares + rHEALTH t-shirt

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 7% bonus shares + rHEALTH t-shirt

Amount-Based Perks:

Pioneer Supporter: Invest $500+ and receive 2% bonus shares + rHEALTH cap

Innovator's Circle: Invest $1,000+ and receive 2% bonus shares + rHEALTH cap

Visionary Leader: Invest $5,000+ and receive 3% bonus shares + rHEALTH t-shirt

Executive Advocate: Invest $10,000+ and receive 4% bonus shares + rHEALTH t-shirt and cap

Impact Investor: Invest $25,000+ and receive 5% bonus shares + rHEALTH t-shirt and cap + Call with the Founder

Elite Partner: Invest $50,000+ and receive 7% bonus shares + Call with the Founder and name on Founders Club plaque, rHEALTH t-shirt and cap

Astronaut Partner: Invest $100,000+ and receive 8% bonus shares + individual ticket for a Zero-G flight (a $10K MSRPvalue) + call with the Founder and name on Founders Club plaque, + rHEALTH t-shirts (2) and caps (2).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

rHealth Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Convertible Preferred Stock at 1.29 / share, you will receive 110 shares of Series CF Convertible Preferred Stock, meaning you'll own 110 shares for $129. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

04.13.26

Healthcare Workers in the Investor Community


rHEALTH
Healthcare Workers in the Investor Community

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

Nurses, physicians, and other healthcare professionals are part of the growing investor base supporting rHEALTH. These are individuals who work directly with patients and labs, and who understand what's involved in getting diagnostic results back.

We're encouraged by their participation and the potential for clinical insight that may emerge as development continues. As we continue building rHEALTH and expanding our test menu, it's helpful to have supporters who live with the diagnostic workflow every day, and who see how it might evolve.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.09.26

Founder Story


Meet
Eugene
Chan
Founder of
rHEALTH
rHEALTH

Dr. Eugene Chan founded rHEALTH after treating a patient who was nearly impossible to draw blood from. The experience highlighted how hard it can be to access reliable diagnostics, especially for patients with chronic conditions or compromised veins.

With a background at Harvard and MIT, Dr. Chan developed a new device that uses very small amounts of blood to run lab-quality tests without sending samples off-site. He personally invested $2 million to advance the technology.

That journey led from clinical frustration to space-based validation. Now, the mission is to bring that capability down to Earth and into clinics, homes, and communities where better testing can make a real difference.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.06.26

Competition Results and Recognition


rHEALTH
Winner of Nokia Sensing XCHALLENGE and finalists in the $10 million Qualcomm Tricorder XPRIZE
XCHALLENGE
XPRIZE

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

NASA also selected rHEALTH for testing aboard the International Space Station, a process that prioritized reliability and innovation. We met all required benchmarks and successfully operated in space.

Our core technology won the $2.25 million Nokia Sensing XCHALLENGE and were finalists in the $10 million Qualcomm Tricorder XPRIZE. These competitions evaluated technical accuracy, usability, and market impact across hundreds of entries from around the world.

These recognitions reflect external validation across scientific, commercial, and operational domains. While awards aren't guarantees of future results, they do speak to the strength of the technology we're building.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.02.26

Published in Peer-Reviewed Journals


Featured in Nature Communications and PLOS ONE
rHEALTH
nature communications
PLOS ONE

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

rHEALTH has been featured in Nature Communications and PLOS ONE, which are two of the world's most respected scientific journals. These publications describe how rHEALTH devices accurately perform a wide range of tests using only a drop of blood.

Our data underwent rigorous peer review, in which independent scientists evaluated our methods and results. That process helps ensure transparency, reproducibility, and scientific credibility.

Few early-stage diagnostics companies have published results in journals of this caliber before reaching the FDA. It gives us a strong foundation as we continue clinical validation and regulatory preparation.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.01.26

rHEALTH Pitches Live on National Television


rHEALTH
Featured Founder
Eugene Chan
CEO, Founder, rHEALTH
SUPERPOWERS FOR GOOD
Live Pitch

On March 17, Dr. Eugene Chan presented rHEALTH at the Superpowers for Good Live Pitch, a nationally televised event airing on the e360tv Network and available on Roku, Amazon Fire TV, and other smart TV platforms.

rHEALTH was one of four companies selected through a competitive process that evaluated both social impact and commercial viability.

The event was judged by Sherwood Neiss, Léa Bouhelier-Gautreau, and Paul Lovejoy, each with backgrounds in crowdfunding, impact investing, and investor diligence.

Following the broadcast, Dr. Chan joined a private investor session where attendees asked questions about the technology, our development roadmap, and the current offering.

You can watch the full pitch here:

Superpowers for Good Live Pitch
Devin Thorpe

Watch on

If you'd like to review the full offering, it's available on StartEngine.


I'm ready to invest
rHEALTH

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

**The event was produced by Superpowers for Good and distributed via third-party streaming platforms. Such distribution does not constitute endorsement by those platforms.*

03.30.26

$3M NIH Commitment


NIH
$3M NIH Commitment
rHEALTH

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

We've secured an additional $3 million from the National Institutes of Health to support the development of new tests. That brings our total raised to $23 million, more than $20 million of which has come from non-dilutive sources like NIH, NASA, and pharma partners.

These grants and contracts are highly competitive and awarded based on technical merit, regulatory potential, and clinical utility. They allow us to move forward without sacrificing equity and help signal institutional confidence in our approach.

This NIH commitment supports our roadmap for test expansion, validation, and preparation for regulatory submission. We're using these resources to build a broader, more valuable product while protecting long-term shareholder value.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.27.26

$160K Raised


We've just passed $160,000 in our campaign
$160,000

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

We've just passed $160,000 in our campaign, and we're grateful to the investors who helped us reach this first milestone. We originally developed our blood diagnostic technology for Mars missions and tested it on the International Space Station. Today, we're adapting that same technology to deliver lab-quality results here on Earth.

This funding supports several near-term priorities:

- Clinical validation studies
- Quality system development
- Preparation for FDA registration, which we're targeting within the next year

Each step moves us closer to real-world use.

We're now working toward the $250,000 mark. Every dollar raised helps move rHEALTH Awesome from development into real-world testing and, ultimately, commercialization.


I'm ready to invest
rHEALTH

**The amount raised may include insider investments, which may go toward meeting the minimum offering amount.*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Powered by Froala Editor

03.25.26

Collaboration With Mayo Clinic


Collaboration With Mayo Clinic
MAYO CLINIC
rHEALTH

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

We're working with Mayo Clinic to support clinical validation of rHEALTH Awesome. This collaboration gives us access to patient populations, testing infrastructure, and experienced medical researchers.

Mayo Clinic is consistently ranked among the top hospitals in the U.S. Its involvement brings both scientific expertise and external validation to our process. That kind of collaboration is often difficult for early-stage companies to secure.

As we prepare for FDA submission, partnerships like this help us meet technical and clinical requirements faster. They also help strengthen our credibility with future partners and regulators.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.23.26

Results in 15 minutes


rHEALTH
Results in 15 minutes

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

We've tested our technology through peer-reviewed research and space-based operations. In Nature Communications, we showed that rHEALTH delivered accurate results across multiple test types using a very small finger-stick blood sample.

The testing covered cell counts, immune assays, biomarkers, and small molecules, all from that small sample, with results delivered in about 15 to 20 minutes. Astronauts also operated the system aboard the International Space Station, confirming reliable performance in microgravity and other demanding conditions.

Traditional lab tests often require multiple blood vials and can take days to return results. rHEALTH delivers answers in minutes while using roughly 1,500 times less blood than a typical lab draw.


I'm ready to invest
rHEALTH

**rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.20.26

Building the Test Menu


Our cartridge-based architecture lets us expand the test menu without changing the hardware
rHEALTH

**The above image is computer generated. rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.*

Most diagnostic devices support only one or two test types. We designed rHEALTH to work differently. A cartridge-based architecture lets us expand the test menu without changing the hardware.

A single rHEALTH device can support a wide range of diagnostic tests over time, including blood counts, coagulation, cardiovascular markers, endocrine panels, and eventually genetic or infectious disease screening. Each test uses a different cartridge, allowing the system to grow without replacing the device.

We're starting with coagulation monitoring and complete blood counts, two core needs in chronic care that account for more than 500 million tests each year in the United States. A modular approach lets us expand in response to clinical demand while increasing the long-term value of every device deployed.


I'm ready to invest
rHEALTH

rHEALTH products are currently in advanced stages of development and will require FDA approval prior to being available on the market.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Pioneer Supporter
Invest $500+ and receive 2% bonus shares + rHEALTH cap

$1,000
Innovator's Circle
Invest $1,000+ and receive 2% bonus shares + rHEALTH cap

Select

Select

$5,000

Visionary Leader

Invest $5,000+ and receive 3% bonus shares + rHEALTH t-shirt

Select

$10,000

Executive Advocate

Invest $10,000+ and receive 4% bonus shares + rHEALTH t-shirt and cap

Select

$25,000

Impact Investor

Invest $25,000+ and receive 5% bonus shares + rHEALTH t-shirt and cap + Call with the Founder

Select

$50,000

Elite Partner

Invest $50,000+ and receive 7% bonus shares + Call with the Founder and name on Founders Club plaque, rHEALTH t-shirt and cap

Select

$100,000

Astronaut Partner

Invest $100,000+ and receive 8% bonus shares + individual ticket for a Zero-G flight ($10K MSRP) + call with the Founder and name on Founders Club plaque, + rHEALTH t-shirts (2) and caps (2).

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Eugene Chan
rHEALTH • 3 months ago

I will be on Superpowers for Good tomorrow! This will be televised via the e360tv network (e360tv.com) 1/22 Thu 11 AM Eastern Time and this can be viewed on Roku, Firestick, Samsung, and LG TV. Tune in for more perspective on rHEALTH!

Show less

0 0

Eugene Chan
rHEALTH • 3 months ago

Great question! Our two specialty coagulation tests will be first out the door. These are for measurement of anti-factor Xa (Eliquis, Xarelto) and FVIII (hemophilia A). More details of these tests are here: https://www.rhealth.com/rhealth-news. Following these will be our complete blood count test.

Show less

0 0

Eugene Chan
rHEALTH • 3 months ago

Great question! Our two specialty coagulation tests will be first out the door. These are for measurement of anti-factor Xa (Eliquis, Xarelto) and FVIII (hemophilia A). More details of these tests are here: https://www.rhealth.com/rhealth-news. Following these will be our complete blood count test.

Show less

0 0

Marlon Thompson
3 months ago

What is the single product rHEALTH intends to commercialize first at scale?

Show less

0 0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Scene 1: The Problem and the Hook

Narrator (voiceover):

We are working with NASA to keep astronauts healthy on the way to Mars. This journey is more than 2 years in a confined spacecraft with mission control far away. Astronauts need to be able to get access blood and vital sign information and be guided immediately to take action. For instance, they may suffer from changes in blood counts, sleep disturbances, bone loss, or heart issues.

Currently, it is impossible to send a hospital laboratory and a team of doctors to space to go on this mission. Something, much smaller, much more powerful, is needed so they can take care of themselves, in real-time and with no delays. Having this type of technology in your home would mean you wouldn't have to take time off for appointments and lab visits, delays that can cost time, peace of mind, and in some cases, your health.

Scene 2: Founder on Camera

DR. CHAN: "Hello StartEngine community, I'm Dr. Eugene Chan, founder of rHEALTH. The rHEALTH devices are designed to democratize biomedical diagnostics. It is designed to give a multitude of lab values from a single drop of blood with gold standard accuracy. It has an all-inclusive vitals patch that provides comprehensive, uninterrupted health readings, all streamed to your phone in real-time. Artificial intelligence makes sense of the blood and vitals data, providing you with instant, actionable information for achieving your best health."

Scene 3: The Solution

SECONDARY: There are three devices in the rHEALTH family: the rHEALTH Awesome for consumer diagnostic use, a comprehensive vitals patch called the SKYE Sensor, and the rHEALTH ONE for research use. The tests are run with single-use consumables and an app with artificial intelligence that guides you to optimum health, all customized for you.

Scene 4: Unique Advantage

"These have been developed with a dozen grants and contracts from NASA and NIH. Specifically, with NASA, we recently successfully tested the technology onboard the International Space Station. This was exceptionally challenging because of zero gravity conditions and high g loads on the rocket. The technology was a success, making it what we believe to be the most powerful blood analyzer ever used in space, resulting in a high-profile publication in Nature Communications. Our technology has been demonstrated on a multitude, many of them verified against FDA gold standards. We have seventeen issued patents that provide unique protection for our invention."

Scene 5: How It Works

First, you obtain just a single drop of blood. It reconstitutes reagents, which can include nano-strips inside the consumable. Our nano-strip technology allows for massive multiplexing. This is enabled by their extremely small size, which are a billion times smaller in volume than other conventional test strips. The sample is mixed, washed, and then streamed past lasers that interrogate their biosignature. The amount of each analyte is quantitated based on the amount of fluorescence and light scattering signal. A single cell and nano-strip is read in just millionths of a second. For vitals, the patch is placed on the chest. EKG, SpO2, RR, HR, and core body temperature are streamed via Bluetooth to any handheld device. This health information is fed to an AI physician who instantly makes sense of this.

In working with NASA on rHEALTH, it has been designed, from the beginning, for space travel. This goal has helped us meet the stringent requirements for simple and accurate self-diagnosis. It has also pushed us to shrink conventional cytometry technology by over a thousand times. And the technology utilizes fifteen-hundred times less blood volume than conventional laboratory tests. It only takes micro-liters of a blood sample to run any of our tests.

Scene 6: Market and Traction

The global diagnostics market is anticipated to exceed over $200B in five years. rHEALTH targets the fastest growing segments: home testing, telehealth, and chronic disease management. rHEALTH is designed to enable Diagnostics 2.0. This is in contrast to Diagnostics 1.0, where home testing has traditionally focused on individual analytes, such as glucose. These tests are typically low-cost and have very thin margins. Diagnostics 2.0, on the other hand, will bring lab quality accuracy to homes along with a much larger test menu. We think This can create vast opportunities for growth and high margins.

Scene 7: The Ask

Dr. Chan:

SECONDARY VOICE:

DR. CHAN: Because we can now measure this information anywhere and anytime, it can help you diagnose diseases before you even have symptoms, for even cancer. You will have the freedom to monitor your health in real-time, with our world leading diagnostic and health

AI platform. The rHEALTH technology is designed to change forever how you take care of yourself, and your loved ones, no matter where you are.

We're raising funds on StartEngine because this is about giving you and billions of people on earth better access to health information. We are going to use these funds to finalize product development and prepare for clinical validation. Join us in bringing our transformative diagnostic platform to each and every one of us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "RHEALTH, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF DECEMBER, A.D. 2025, AT 12:19 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

4856995 8100
SR# 20254889808

Authentication: 205673104
Date: 12-19-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:19 PM 12/16/2025
FILED 12:19 PM 12/16/2025
SR 20254889808 - File Number 4856995

rHEALTH, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

rHealth, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is rHEALTH, Inc.

2. The name under which the corporation was first formed as a limited liability company was DMI Dx LLC and subsequently changed to Gigadx LLC and subsequently changed to rHealth, LLC prior to its conversion to a corporation on September 13, 2023.

3. The entity was first formed in Delaware on August 5, 2010 and was converted to a corporation via a Certificate of Conversion and Certificate of Incorporation both filed on September 13, 2023.

4. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

5. RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference

6. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

7. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 15th day of December 2025.

By: ______________________
Eugene Chan, President

<u>Exhibit A</u>

RHEALTH, INC.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation is rHealth, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Ninety-six Million (96,000,000), consisting of: (i) Sixty-eight Million Twenty-five Thousand (68,025,000) shares of Class A Common Stock with a par value of $.0001 per share (the "**Class A Common Stock**") and Twenty Million (20,000,000 shares of Class B Common Stock with a par value of $.0001 per share (the "**Class B Common Stock**" and, together with the Class A Common Stock, the "**Common Stock**") and (ii) Seven Million Nine Hundred Seventy-five Thousand (7,975,000) shares of Preferred Stock, $.0001 par value per share ("**Preferred Stock**"), of which 2.975,000 are hereby designated "**Series A Preferred Stock**" and 5,000,000 are hereby designated "**Series CF Preferred Stock**" Unless otherwise indicated, references to "Preferred Stock" mean the Series A Preferred Stock and the Series CF Preferred Stock together..

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend, and liquidation rights of the Class A Common Stock and the Class B Common Stock are qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The shares of Class A Common Stock shall have no voting rights and the holders thereof shall not be entitled to notice of or to be present or vote at any meeting of stockholders, except as otherwise provided by law or the provisions hereof. The holders of Class

B Common Stock shall have one (1) vote on any matter requiring a vote of stockholders (or written consent in lieu of a meeting) for each share of Class B Common Stock issued and outstanding and held by them.

3. Dividends and Distributions. The holders of Class A Common Stock and Class B Common Stock shall share equally, share for share, without regard to class, in all dividends and distributions which may be declared or payable to holders of Common Stock. In all recapitalizations, the holders of Class A Common Stock and Class B Common Stock shall receive identical treatment, share for share, without regard to class.

4. Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Class A Common Stock and Class B Common Stock shall receive identical treatment, share for share, without regard to class, subject to the rights of the holders of Preferred Stock.

B. PREFERRED STOCK

The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or

series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $1.00 per share, and shall mean, with respect to the Series CF Preferred Stock, $1.29 per share, subject, in each case, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (A) (i) in the case of Series A Preferred Stock 1.0x the Original Issue Price for each share of Series A Preferred Stock, and (ii) in the case of Series CF Preferred Stock, 1x the Original Issue Price for each share of Series CF Preferred Stock, in each case, plus any dividends declared but unpaid on such series of Preferred Stock, or (B) such amount per share as would have been payable (i) in the case of Series A Preferred Stock had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event, and (ii) in the case of CF Preferred Stock, had all shares of Series CF Preferred Stock been converted into Common Stock at the then applicable Conversion Price for the Series CF Preferred Stock, immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amounts payable pursuant to this Section 2.1 is hereinafter referred to as the "**Series A Liquidation Amoun**t" and the "**Series CF Liquidation Amount**"). If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred Stock and Series CF Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series A Preferred Stock and Series CF Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock and Series CF Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder, without regard to class.

2.3 Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of more than a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least three days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole; or (2) the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation) together with any other assets of the Corporation available for distribution to its stockholder, all to the extent permitted by Delaware law governing distributions to stockholders the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Series A Liquidation Amount and the Series CF Liquidation Amount, as the case may be. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3. Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Subsection 2.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows for securities not subject to investment letters or other similar restrictions on free marketability:

(a) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(b) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(c) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

2.3.4. Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 and 2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Voting.

3.1 General. Except as otherwise provided in subsections 2.3.1, 2.3.2, 3.2, 3.3, 4.4.2, 5.1 and Article Tenth, the holders of outstanding shares of Preferred Stock shall have no voting rights.

3.2 Number of Directors; Election of Directors. The number of directors of the Corporation shall be fixed at Three (3). The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate series, shall be entitled to elect One (1) director of the Corporation (the "**Series A Preferred Director**") and the holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect Two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Class B Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Class B Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Series A Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than 300,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when 300,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2. amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.3.3. (i) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Series A Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges;

3.3.4. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Series A Preferred Director; or

3.3.5. increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Conversion Ratio. Each share of Series A Preferred Stock and Series CF Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series A Preferred Stock shall initially be equal to $1.00 and the "**Conversion Price**" applicable to the Series CF Preferred Stock shall initially be equal to $1.29. Each Such initial Conversion Price, and the rate at which shares of Series A Preferred Stock and Series CF Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Class A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when either the Series A Preferred Stock or the Series CF Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, or the Series CF Preferred Stock, as the case may be, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock or the Series CF Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, or the Series CF Preferred Stock the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock, or the Series CF Preferred Stock the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Series A Preferred Stock or Series CF Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock or the Series CF Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock or the Series CF Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to an applicable Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock or the Series CF Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Series A Preferred Stock or the Series CF Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Series A Preferred Stock or the Series CF Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article FOURTH the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections 4.5, 4.6, 4.7 or 4.8;

(iii)shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security or

(v) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2. No Adjustment of Conversion Price. No adjustment in an applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of

Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing a Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to a Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3. If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Section 4.4 the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (b) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3 relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common

Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

4.6.1. the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

4.6.2. the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3 if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7) then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one

(1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock or the Series CF Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock or the Series CF Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock and the Series CF Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock or the Series CF Preferred Stock, as the case may be.

4.10 Notice of Record Date. In the event:

4.10.1. the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock or the Series CF Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

4.10.2. of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

4.10.3. of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock and the Series CF Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock or the Series CF Preferred Stock) shall be entitled to exchange their shares of Class A Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock, the Series CF Preferred Stock and the Class A Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $10.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 Million of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock and Series CF Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rates as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock or the Series CF Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote, will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof. and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock or the Series CF Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock or the Series CF Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock or the Series CF Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series A Preferred Stock or the Series CF Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock or Series CF Preferred Stock by the affirmative written consent or vote of holders of more than a majority of the outstanding shares of Series A Preferred Stock or CF Preferred Stock, respectively.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock or the Series CF Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: (a) To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this paragraph (a) Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

(b) No officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such officer as an officer. Notwithstanding the foregoing sentence, an officer shall be liable to the extent provided by applicable law (i) for breach of the officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the officer derived an improper personal benefit, (iv) in any action by or in the right of the Corporation. No amendment to or repeal of this paragraph (b) of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any officer of the Corporation for or with respect to any acts or omissions of such officer occurring prior to such amendment.

NINTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Ninth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

TENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Tenth will only be prospective and will not affect the rights under this Article Tenth in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Tenth.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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